Southern First Bancshares, Inc.
100 Verdae Boulevard, Suite
100 Greenville, South Carolina 29607

January 3, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Sonia Bednarowski
Dietrich King
Division of Corporation Finance
Office of Financial Services

Re:	Southern First Bancshares, Inc. (the “Registrant”)
Registration Statement on Form S-4 (File No. 333-235465)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m., Eastern Time, on Tuesday, January 7, 2020, or as soon thereafter as possible.

The Staff should feel free to contact Ben Barnhill of Nelson Mullins Riley & Scarborough LLP, the Registrant’s legal counsel, at (864) 373-2246 with any questions or comments.

Sincerely,

Southern First Bancshares, Inc.

By:	/s/ Michael D. Dowling
Michael D. Dowling
Chief Financial Officer